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February 24, 2006


Securities and Exchange Commission
100 F. Street NE
Washington, DC 20549


Re: Merrill Lynch Mortgage Investors, Inc.
    Registration Statement on Form S-3
    File No. 333-130545
    --------------------------------------

Ladies and Gentlemen:

         On behalf of Merrill Lynch Mortgage Investors, Inc. ("MLMI"), we hereby submit for filing under the Securities Act of 1933, as amended, via EDGAR, Amendment No. 1 to MLMI's Registration Statement on Form S-3.

         This filing is in response to comments received from the Securities and Exchange Commission January 20, 2006 and attached hereto as Exhibit A (the "Comment Letter"). Please find our responses listed below. The response numbers correspond to the numbers of the comments in the Comment Letter.

General

1. We believe that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. There are no affiliates of the depositor that have offered a class of asset-backed securities involving the same asset class as this offering.

2. We have revised the base prospectus, where necessary to more specifically describe the assets, structural features and/or credit support reasonably contemplated to be included in an actual takedown.

3. All material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus or such finalized agreements will be filed simultaneously with or prior to the final prospectus.

4. Prior to the issuance of each series, the depositor will file on Form 8-K unqualified legal and tax opinions of counsel for that series at the time of takedown.

BASE PROSPECTUS

General

5. We have revised the disclosure on page 7 of the base prospectus to indicate our intention to provide static pool information on an Internet website.

6. We have revised the base prospectus, where necessary, to eliminate scenarios where the prospectus supplement could be read to contradict the base prospectus. We have disclosed all items such


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as assets, structural features, and credit enhancement that we reasonably contemplate including in the ABS offering.

Mortgage Loans, page 7

7. We have eliminated the concept of including participation interests in the asset pool and have revised the base prospectus accordingly.

Mortgage Loan Information in Prospectus Supplements, page 8

8.-9. We have removed the "to the extent available" language on page 8 and have removed the concept of including MBS in our asset pool. Upon further consideration, we have determined that there is no reason why specific information related to the mortgage loans would not be known at the time the securities are initially offered.

10. We have revised the disclosure on page 8 of the base prospectus to include a list of all indices that may be used to determine interest payments on ARM loans and we have revised the disclosure on page 22 of the base prospectus to include a list of all indices for the Floating Rate Class.

11. We have removed the second full paragraph on page 10 as well as the second paragraph on page 18. We contemplate no acquisition of mortgage loans after the closing date except in the case of a transaction utilizing a pre-funding period.

MBS, page 10

12. We have eliminated the concept of including MBS in the asset pool and have revised the base prospectus accordingly.

Pre-Funding Account, page 12

13. Any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that we will not use more than 50% of the proceeds of the offering to fund the account. We have revised the disclosure in the base prospectus to indicate this.

Credit Support, page 12

14. We have revised this section to delete the reference to "other type of credit support consistent with the foregoing" and have disclosed the forms of credit support reasonably contemplated to be included in an actual takedown.

Cash Flow Agreements, page 13

15. We have deleted the reference to "other swaps and derivative instruments or other agreements consistent with the foregoing" and revised our disclosure to state that these agreements will be limited to interest rate cap agreements, interest rate swaps or currency swaps.

Termination, page 28

16. We have revised the disclosure to clarify that for any transaction, either a servicer of the transaction will have the initial right of optional termination or an auction will be held.


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17. We will have no securities which can be called with 25% or more of the underlying principal outstanding.

Recombinable Securities, page 31

Exchanges, page 32

18.-22. We have eliminated the concept of recombinable securities and have revised the base prospectus accordingly.

Evidence as to Compliance, page 48

23. We have revised this section to disclose the requirement for an annual assessment of compliance with servicing criteria for asset-backed securities by any entity that is performing activities listed under Item 1122(d) of Regulation AB with respect to 5% or more of the pool assets.

24. We have made some minor revisions to the form of pooling agreement. Please see sections 3.02, 3.17, 3.18 and 11.08. We have also revised our factual description of the attestation report in the base prospectus.

25. We have revised the disclosure to clarify that we will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved in the current transaction, including when specific servicing functions are outsourced to third parties.

Description of Credit Support, page 56

26. We have deleted the phrase "another method of credit support described in the related prospectus supplement" and have discussed all possible methods of credit enhancementS in the base prospectus.

Incorporation of Certain Information by Reference, page 124

27. We have updated the disclosure to reflect the SEC's new address.

Ratings, page 125

28. We have revised the disclosure to indicate that although we anticipate that the rating agencies will continue to monitor the securities while they are outstanding, there can be no assurance that they will continue to do so.

PROSPECTUS SUPPLEMENT FOR MORTGAGE PASS-THROUGH CERTIFICATES

General

29. We have included a separately captioned section and disclosed the reports to be filed with the Commission on page S-10. We have also added bracketed language addressing Item 1118(c) of Regulation AB. This language will be updated on a deal specific basis.

30. We have included a separately captioned section on page S-3 to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.


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Cover Page

31. We have added the title of "issuing entity" to the cover page and summary of the prospectus supplement to indicate that the issuing entity will be disclosed as such. We have also revised the second paragraph on the cover page to state that the certificates will represent interests in the issuing entity.

32. We have added a table of contents to the prospectus supplement for the offering of mortgage pass-through certificates.

Summary, page S-1

33. We have revised the disclosure to clarify that there are no events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds.

34. We have provided a graphic illustration of the flow of funds on page S-44.

Distributions of Interest, page S-4

35. We have added language to clarify what "basis risk" is where we first use this term.

Distribution of Principal, page S-4

36. "Shifting interest percentage rules" refers not to the allocation of interest, but rather is an industry term used to describe the mechanism by which the relative percentage interests represented by the various classes of certificates will "shift" over the course of the transaction. For example, if there were two classes in a transaction, Class A, which initially represented a 90% interest in the transaction and Class B, which initially represented a 10% interest, a payment of principal to Class A and not to Class B would decrease the relative percentage interest in the transaction of Class A and increase the relative percentage interest in Class B.

Description of the Mortgage Pools, page S-18

37. We will update the description of the pools characteristics if the characteristics differ by 5% or more and file the disclosure on Form 8-K and we have revised the disclosure to indicate this.

Credit Support Agreements, page S-41

38. We have added bracketed language to clarify that we will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Interest Rate Cap/Swap Agreement, page S-41

39. Although we will provide disclosure to address Item 1115(a) and items 1115(b)(1) and (2) (when applicable), the information will vary considerably depending upon the swap provider. Thus, in advance of an actual engagement of a swap provider, we are unable to provide a form of disclosure which will necessarily resemble the actual information provided by a swap counterparty.

40. We have added bracketed language to indicate that the information that is required by Item 1115(a)(4) of Regulation AB will be provided.


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Servicing of the Mortgage Loans, page S-68

41. We will file a current report on Form 8-K to provide the required disclosure for any new servicer that is contemplated under Items 1108(a)(2)(i), (ii), or
(iv) of Regulation AB or any new unaffiliated servicer that services 20% or more of the pool assets.

PROSPECTUS SUPPLEMENT FOR MORTGAGE LOAN ASSET-BACKED CERTIFICATES

Pre-funding, page S-11

42. We have added bracketed language to indicate that for any transaction, loans to be acquired will not be permitted to comprise more than a certain percentage of the asset pool and have added a cross reference to the detailed list of criteria that any subsequent loans must meet.

The Mortgage Pool, page S-29

43. We have added bracketed disclosure to indicate that the mortgage loans will be selected by the sponsor from loans in the sponsor's portfolio that meet the characteristics of the specific asset types intended to be included in the pool (e.g. second lien, fixed rate loans with a term to maturity of no more than 30 years).

44. We have added language to disclose if any of the mortgage loans will be delinquent and have added delinquency information for the mortgage pool.

45. In no event will delinquent assets comprise 20% or more of the asset pool.

Wilshire, page S-44

46. We have identified Wilshire as a servicer in the summary section.

47. We have eliminated disclaimers of liability for material information provided by the issuers, underwriters or their affiliates.

PROSPECTUS SUPPLEMENT FOR ASSET-BACKED NOTES

Summary, page S-1

The Notes, page S-1

48. We have revised the prospectus supplement to clarify that there will not be separate series of notes. All classes of a series will be issued by a single issuing entity. Accordingly, there will only be one trust agreement and one indenture.

The Home Equity Loan Pool, page S-2

49. The assets in the home equity loan pool will support payments for both the Class A-F Notes and Class A-V Notes. Please see our response to item 48 as well.

Conveyance of Subsequent Loans and the Pre-Funding Account, page S-20

50. We have provided the disclosure required under Item 1111(g) for the subsequent fixed rate loans.


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Part II

Undertakings

51. We have added the undertakings required under Item 512(a)(5) and (6) of Regulation S-K.

Signature

Power of Attorney

52. We have revised the signature page to the registration statement.

         If there are any questions with respect to the enclosed materials, please do not hesitate to call me at (215) 994-2777.

         Sincerely,

         Steven J. Molitor

         Enclosure


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                                    EXHIBIT A

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20540

DIVISION OF
CORPORATION FINANCE
Mail Stop 3651

                                         January 20, 2006


Via U.S.  Mail
--------------

Michael M.  McGovern
Merrill Lynch Mortgage Investors, Inc.
250 Vesey Street
4 World Financial Center, 28th Floor

New York, New York 10080

RE:  MERRILL LYNCH MORTGAGE INVESTORS, INC.
     REGISTRATION STATEMENT ON FORM S-3
     FILED DECEMBER 20, 2005
     FILE NO.  333-130545
     --------------------------------------

Dear Mr. McGovern:

         We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

         Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

         The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

REGISTRATION STATEMENT ON FORM 5-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same


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Merrill Lynch Mortgage Investors, Inc.
January 20, 2006
Page 8

         asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described as contemplated in the base prospectus will usually require a new registration statement, if to include additional assets, or a post-effective amendment. Please also note Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or not reasonably available. Please revise the base prospectus to describe the assets, structural features and/or credit support reasonably contemplated to be included in an actual takedown.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

4. In addition, please confirm that prior to the issuance of each series, the depositor will file on Form 8-K unqualified legal and tax opinions of counsel for that series at the time of takedown.

BASE PROSPECTUS

General

5. Please disclose your intention to provide static pool information on an Internet website in the base prospectus. Refer to Rule 312(a)(1) of Regulation S-T.

6. We note in various sections of the base prospectus your statement "unless otherwise specified in the related prospectus supplement" which appears to indicate that the specific terms you describe in the base prospectus will be different in the prospectus supplement. The disclosure in the prospectus supplement should not contradict the disclosure in the base prospectus. Instead, please disclose all items such as assets, structural features, and credit enhancement that you reasonably contemplate including in the ABS offering. Please make the appropriate revisions throughout the base prospectus. In addition, revise accordingly the second bullet point on page ii of the base.

Mortgage Loans, page 7

7. We note that you contemplate including participation interests in the asset pool. These participations appear to be securities and their inclusion in the asset pool would trigger the resecuritization requirements discussed in Section III.A.6 of the adopting release and Rule 190 of the Securities Act. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190.

Mortgage Loan Information in Prospectus Supplements, page 8

8. Refer to the introductory sentence to the list of pool characteristics. Remove "to the extent available" since the information is effectively information about the pool being securitized and appears material to an investment decision. Please make similar revisions to the introductory sections to the list of pool characteristics for mortgage-backed securities on page 11.


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Merrill Lynch Mortgage Investors, Inc.
January 20, 2006
Page 9

9. In this regard, please advise why specific information related to the mortgage loans would not be known at the time the securities are initially offered.

10. Refer to (ix) on page 9. Please include a list of all indices that may be used to determine interest payments on ARM loans in an appropriate place in the base prospectus. Also, include a list of all indices for the Floating Rate Class on page 21.

11. Refer to the second full paragraph on page 10 as well as the second paragraph on page 18. Please tell us how the acquisition of mortgage loans after the closing date meets one of the exceptions to the discrete pool requirement under Item 1101(c)(1) of Regulation AB. Refer to Item 1101(c)(3) of Regulation AB.

MBS, page 10

12. Refer to the last paragraph on page 11. Please revise to disclose that no affiliation exists as required by Securities Act Rule 190(a)(2).

Pre-Funding Account, page 12

13. We note that you contemplate a prefunding account to purchase additional assets. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 50% of the proceeds of the offering to fund the account.

Credit Support, page 12

14. Please revise this section to delete your reference to "other type of credit support consistent with the foregoing" and instead disclose the forms of credit support reasonably contemplated to be included in an actual takedown.

Cash Flow Agreements, page 13

15. Please delete your reference to "other swaps and derivative instruments or other agreements consistent with the foregoing" and revise your disclosure to state that these agreements will be limited to interest rate or currency swaps. In the alternative, please provide us with your legal analysis to explain how these agreements would meet the definition of asset-backed security under Item 1101(c)(1) of Regulation AB. Please refer to the discussion at Section III.A.2. of SEC Release 33-8518 and Item 1115 of Regulation AB for a description of permissible derivative products.

Termination, page 28

16. We note the second paragraph in this section that indicates that "a series of securities may be subject to optional early termination through the repurchase of the assets in the related trust fund by the party specified therein." Please clarify who may exercise the right of optional redemption. If it may be the holder of the security, please provide us your analysis regarding this under Rule 3a-7 of the Investment Company Act.


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Merrill Lynch Mortgage Investors, Inc.
January 20, 2006
Page 10

17. We remind you that any security which can be called with 25% or more of the underlying principal outstanding must be titled "Callable." Confirm that you will follow that principle and revise your disclosure, as appropriate. Refer to Item 1113(f)(2) of Regulation AB.

Recombinable Securities, page 31

Exchanges, page 32

18. Please provide us with your analysis of how the recombinable securities meet the definition of an asset-backed security under Item 1101(c)(1) of Regulation AB. Also, please explain why the exchange of the exchange of the recombinable securities for other recombinable securities in a separate trust fund would not be viewed as a series trust. Refer to
         Item 1101(c)(2)(ii) of Regulation AB and Section III.A.2.c. of SEC Release No. 33-8518.

19. Please provide us with your analysis of how the recombinable securities and its exchange complies with Rule 3a-7 of the Investment Company Act.

20.      Please advise us whether you intend to register the exchange.

21. Please provide bracketed language or form disclosure in the prospectus supplement where you will disclose information regarding recombinable securities.

22. Please explain to us how you can ensure that the aggregate principal and annual interest of a recombinable security will equal that of the exchanged security in the case of an exchange of floating-rate securities for fixed-rate securities.

Evidence as to Compliance, page 48

23. Please revise this section to disclose the requirement for an annual assessment of compliance with servicing criteria for asset-backed securities by any entity that is performing activities listed under
         Item 1122(d) of Regulation AB. Refer to Exchange Act Rule 15d-18 and
         Item 1122 of Regulation AB.

24. It appears that you may need to amend your pooling agreement to comply with Exchange Act Rule 15d-18(c). For instance, an attestation report needs to be provided by a registered public accounting firm. Also, please note that the examination would need to be based upon the servicing criteria set forth in Item 1122(d). Please revise the pooling and servicing agreement to provide with Regulation AB and revise your factual description of the attestation report in the prospectus.

25. Please revise to clarify that you will file a separate assessment report, attestation report and servicer compliance statement if multiple servicers are involved in the current transaction, including when specific servicing functions are outsourced to third parties. Refer to Instructions to Items 1122 and 1123 of Regulation AB.


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Merrill Lynch Mortgage Investors, Inc.
January 20, 2006
Page 11

Description of Credit Support, page 56

26. All possible methods of credit enhancements should be discussed in the base prospectus. Please delete the phrase "another method of credit support described in the related prospectus supplement" in the first paragraph of this section. Refer to Item 1114 of Regulation AB.

Incorporation of Certain Information by Reference, page 124

27. Please use the SEC's new address: 100 F Street, NE, Washington, DC 20549. Also, please note that this is the only location for the SEC public reference room.

Ratings, page 125

28. If applicable, describe any arrangements to have the ratings monitored while the securities are outstanding. Refer to Item 1120 of Regulation AB.

PROSPECTUS SUPPLEMENT FOR MORTGAGE PASS-THROUGH CERTIFICATES

General

29. Please include a separately captioned section and disclose the reports to be filed with the Commission. Refer to Item 1118(b) of Regulation AB. Also, provide disclosure required under Item 1118(c) of Regulation AB.

30. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.

Cover Page

31. Please use bracketed language on the cover page and summary of the prospectus supplement to indicate that you will disclose the name of the issuing entity when known. Also, when referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation AB for the definition of issuing entity. In this regard, please revise the second paragraph on the cover page to state that the certificates will represent interests in the issuing entity. Refer to Item 1102(d).

32. Add a table of contents to the prospectus supplement for the offering of mortgage pass-through certificates.

Summary, page S-1

33. We note your reference to performance triggers on page S-5. Please revise the summary to briefly state any events in the transaction agreements that can trigger liquidation or amortization of the asset pool or other performance triggers that would alter the transaction structure or the flow of funds. Refer to Item 1103(a)(3)(vii) of Regulation AB.

34. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors

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Merrill Lynch Mortgage Investors, Inc.
January 20, 2006
Page 12

         understand the payment flow on all classes of issued notes. Refer to Items 1103(a), 1108(a)(1) and 1113(a)(2) of Regulation AB.

Distributions of Interest, page S-4

35.      Please define the term "basis risk" where you first use this term.

Distribution of Principal, page S-4

36. Please advise to clarify the phrase "shifting interest percentage rules." It appears that the allocation structure that you describe in this subsection refers to principal payments and not interest payments.

Description of the Mortgage Pools, page S-18

37. Refer to the second paragraph on page 5-19. We note that the description of the pool characteristics may vary as of the closing date. Please confirm that you will update the description of the pools characteristics if the characteristics differ by 5% or more and file the disclosure on Form 8-K. See Item 6.05 of Form 8-K.

Credit Support Agreements, page S-41

38. Please add bracketed language to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

Interest Rate Cap/Swap Agreement, page S-41

39. Please provide your form of disclosure that you plan to provide if the significant percentage of the relevant swap is 10% or more, to the extent practicable. Refer to Item 1115(b)(1) and (2) of Regulation AB.

40. Please add bracketed language to provide the information that is required by Item 1115(a)(4) of Regulation AB.

Servicing of the Mortgage Loans, page S-68

41. We note that the servicer may contract with subservicers. Please confirm that you will file a current report on Form 8-K to provide the required disclosure for any new servicer that is contemplated under Items 1108(a)(2)(i), (ii), or (iv) of Regulation AB or any new unaffiliated servicer that services 20% or more of the pool assets. Refer to Item 6.02 of Form 8-K.

PROSPECTUS SUPPLEMENT FOR MORTGAGE LOAN ASSET-BACKED CERTIFICATES

Pre-funding, page S-11

42.      Please add bracketed language and provide disclosure required under
         Item 1103(a)(5)(v) and (vi).

Merrill Lynch Mortgage Investors, Inc.
January 20, 2006
Page 13

The Mortgage Pool, page S-29

43. Please disclose the method and criteria by which the mortgage loans were selected. Refer to Item 1111(a)(4) of Regulation AB.

44. Please add bracketed language to disclose if any of the mortgage loans will be delinquent. We note your risk factor on page S-26. Also, please add bracketed language to provide delinquency and loss information for the asset pool, including statistical information regarding delinquencies and losses.

45. If you contemplate including delinquent mortgage loans, please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form 5-3. Refer also to Item 1101(d) of Regulation AB.

Wilshire, page S-44

46.      Please identify Wilshire as a servicer in the summary section.

47. A disclaimer of liability for material information provided by the issuer or underwriters or any of their affiliates is not appropriate. Please revise the disclaimer here, and delete any other similar disclaimers in the prospectus.

PROSPECTUS SUPPLEMENT FOR ASSET-BACKED NOTES

Summary, page S-1

The Notes, page S-1

48. We note that excess cash flow from the loan group related to a series of notes may be available for shortfalls on the other series of notes. Please provide your analysis to support why this structure would not be viewed as a series trust. Refer to Item 1101(c)(2)(ii) of Regulation AB and Section III.A.2.c. of SEC Release No. 33-8518.

The Home Equity Loan Pool, page S-2

49. Please revise to clarify whether the assets in the home equity loan pool will support payments for both the Class A-F Notes and Class A-V Notes. Also, please clarify which issuing entity would hold the home equity loan pool.

Conveyance of Subsequent Loans and the Pre-Funding Account, page S-20

50. Please provide the disclosure required under Item 1111(g) for the subsequent fixed rate loans.

Part II

Undertakings

51. Please add the undertakings required under Item 512(a)(5) and (6) of Regulation S-K.

Merrill Lynch Mortgage Investors, Inc.
January 20, 2006
Page 14

Signature

Power of Attorney

52. The registration statement should be signed by the depositor's principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor's board of directors or persons performing similar functions. Refer to General Instruction V.S. of Form S-3. Please revise accordingly.

CLOSING

         As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

o should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

o the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

         We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Merrill Lynch Mortgage Investors, Inc.
January 20, 2006
Page 15

         We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration- Please provide this request at least two business days in advance of the requested effective date.

         Direct any questions to Hanna Teshome at (202) 551-3315, or in her absence, to me at (202) 551-3348.

                                Sincerely,



                                Jennifer G. Williams
                                Special Counsel


cc:      via facsimile
         -------------
         Steven J. Molitor
         Dechert LLP
         (212) 698-3599